



Bad Walter's LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $124,000

Offering End Date: July 27, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Bad Walter's LLC

Founded: December 17, 2020

Address: 235 Montgomery St., Ste 600
San Francisco, CA 94104

Industry: Specialty Snack Bar

Employees: 1

Website: www.badwalters.com

Use of Funds Allocation:

If the maximum raise is met:

$118,420 (95.50%) – of the proceeds will go towards build out of the first location
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 7,230 Followers





Business Metrics:

	FY21	FY22	YTD 3/31/2023
Total Assets	$36,647	$63,113	$67,857
Cash & Cash Equivalents	$26,663	$46,941	$45,513
Accounts Receivable	$0	$734	$734
Short-term Debt	$8,543	$4,710	$3,030
Long-term Debt	$0	$0	$0
Revenue	$26,903	$142,472	$33,197
Cost of Goods Sold	$10,081	$40,256	$8,426
Taxes	$0	$0	$0
Net Income	$9,089	$35,442	$3,453

Recognition:

Bad Walter's LLC (DBA Bad Walter's) has been in business since 2020 when it exploded onto the Bay Area pop-up scene. It is positioned to continue that success with their first brick and mortar. With features in Vice and the SF Chronicle, they were named a Top Ice Cream Shop. Their goal is to grow their brand and establish themselves as part of the Bay Area community.

About:

Bad Walter's LLC (DBA Bad Walter's) makes maximalist, one-of-a-kind ice cream, bringing childlike delight to adults. Flavors blend nostalgia and novelty, changing on a weekly basis. They use lactose-free dairy, which has the same flavor profile as regular dairy without being hard on your body.

For more information, contact our Customer Support Team at support@thesmbx.com

